02046927

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

7/1/02

For the Month of July, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Attached hereto and incorporated by reference herein is Registrant's and rStar's press release dated July 19, 2002, announcing the value of cash consideration for the exchange offer.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Yoav Leibovitch
Chief Financial Officer

Dated: July 19, 2002

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BW2145 JUL 19,2002 8:10 PACIFIC 11:10 EASTERN

(BW)(CA-GILAT/RSTAR)(GILTF)(RSTR) rStar Corporation and Gilat Satellite Networks Ltd. Announce Value of Cash Consideration for the Exchange Offer

Business Editors

SAN RAMON, Calif. & PETAH TIKVA, Israel--(BUSINESS WIRE)--July 19, 2002--rStar Corporation (Nasdaq: RSTR) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today in connection with the exchange offer for up to 6,315,789 shares of rStar common stock that the average closing market price for the Gilat ordinary shares over the 10-day trading period from July 5, 2002 to July 18, 2002 is $0.93.

Accordingly, based upon the formula in the Offer to Exchange dated June 25, 2002, the final value of the cash consideration that will be offered in exchange for each share of rStar common stock is $1.58. Note that the final value of the cash consideration is subject to change if rStar and Gilat are required to extend the expiration date for the exchange offer because certain conditions to the exchange offer, as described in the Offer to Exchange, have not been satisfied or, where permissible, waived.

In addition, rStar stockholders will receive 0.0738 of a Gilat ordinary share for each share of rStar common stock that they validly tender in the exchange offer. Based upon the last reported closing price for the Gilat ordinary shares on the Nasdaq National Market on July 18, 2002, this fraction of a Gilat ordinary share has a value of approximately $0.06. rStar stockholders are urged to obtain current market quotations for Gilat ordinary shares, as well as their shares of rStar common stock.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of rStar's common stock. The solicitation of offers to buy rStar's common stock will only be made pursuant to the Offer to Exchange and related materials that rStar and Gilat mails to rStar's stockholders. rStar stockholders should read those materials carefully because they contain important information, including the various terms and conditions to the exchange offer.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, following the execution of a definitive agreement and regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

About rStar Corporation

rStar (Nasdaq: RSTR) through its r)Star Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises, educational systems, and user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed through its satellite broadband Internet gateway and bi-directional solutions. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, California, and can be reached at 925-543-0300 or at www.rstar.com on the Web.

Important Legal Information

This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities. Also, this announcement is not a recommendation with respect to the exchange offer. Gilat has filed a post-effective amendment to its registration statement, of which the Offer to Exchange dated June 25, 2002 is a part, and rStar and Gilat have also filed a tender offer statement regarding the exchange offer. The post-effective amendment to the registration statement and tender offer statement were originally filed with the U.S. Securities and Exchange Commission on June 25, 2002 and February 14, 2002, respectively. We advise all security holders to read the post-effective amendment to the registration statement and the tender offer statement, as well as the amendments to each of these filings, because they contain important information. You can obtain the Gilat post-effective amendment to the registration statement, of which the Offer to Exchange is a part, the rStar and Gilat tender offer statement, and other filed documents for free at the Securities and Exchange Commission's website (www.sec.gov). You can also obtain such documents for free from rStar or Gilat.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of rStar and Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with rStar and Gilat's business, reference is made to rStar's and Gilat's reports filed from time to time with the Securities and Exchange Commission.

The safe-harbor provided by the Private Securities Litigation Reform Act of 1995 is not available to forward-looking statements made in the context of the exchange offer for rStar shares.

--30--ac/ny*

CONTACT: Gilat Satellite Networks, McLean
Tim Perrott, 703/848-1515
Tim.Perrott@spacenet.com
or
Gilat Investor Relations:
RFBinder Partners
Magda Gagliano, 212/994-7549
magda.gagliano@rfbinder.com
or
rStar Corporation
Juleen Murray, 925/543-9239
jmurray@rstar.com
or
rStar Investor Relations:
Pondel/Wilkinson Group, Los Angeles (Investor Relations)
Cecilia A. Wilkinson/Julie MacMedan
310/207-9300
investor@pondel.com

KEYWORD: CALIFORNIA INTERNATIONAL AFRICA/MIDDLE EAST
INDUSTRY KEYWORD: COMPUTERS/ELECTRONICS INTERNET NETWORKING
SOURCE: Gilat Satellite Networks